Exhibit A

Press Release
Ceragon Awarded Orders for 3G Network from Beeline Tajikistan- June 18, 2013

Ceragon Awarded Orders for Further Development of 3G Wireless Backhaul
Network from Beeline Tajikistan

Ilya Chulyukin, VimpelCom: “With Ceragon, we’ll be able to meet the high-quality voice, video and data demands of our ever expanding customer base.”

Paramus, New Jersey, June 18, 2013 -Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that it has received orders from LLC Tacom which operates under the brand name Beeline in Tajikistan.  LLC Tacom, an affiliated company of VimpelCom, one of the world’s largest integrated telecommunications services, chose Ceragon’s Evolution Long Haul as the backhaul platform on which it will maintain and develop its 3G data and voice services throughout Tajikistan. Ceragon’s solution will serve to increase the capacity and improve the connectivity between the country’s major cities as well as with its neighboring countries.

According to a recent market research report, mobile subscriber growth in Tajikistan continues to develop at a healthy rate with market penetration in 2012 standing at about 130%. Overall mobile subscriber numbers have increased by a factor of almost 40 in just 7 years.

“Our past experience with Ceragon made them the best choice when we started searching for a partner with whom to build our 3G wireless backhaul network” said Ilya Chulyukin, CTO of VimpelCom CIS BU. “After an extensive review of the market, we realized that with Ceragon, we’ll be able to meet the high-quality voice, video and data demands of our ever expanding customer base.”

“Creating a smart and flexible network infrastructure with a low total-cost-of-ownership is critical in fast growing markets like the CIS” said Ira Palti, Ceragon’s President and CEO. “Ceragon’s specialist understanding of the extreme challenges of high-capacity backhaul networks ensures that operators can increase current capacity while ensuring 4G/LTE readiness, quickly and efficiently.”

Press Release
Ceragon Awarded Orders for 3G Network from Beeline Tajikistan- June 18, 2013

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries.  Other names mentioned are owned by their respective holders.

Company & Investor Contact:	Media Contact:	Media Contact:
Yoel Knoll	Abigail Levy-Gurwitz	Karen Quatromoni
Ceragon Networks Ltd.	Ceragon Networks Ltd.	Rainier Communications
Tel: +1-(201)-853-0228	Tel: +1-(201)-853-0271	Tel. +1-(508)-475-0025 x150
yoelk@ceragon.com	abigaill@ceragon.com	kquatromoni@rainierco.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, risks associated with unexpected changes in customer demand, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Ceragon’s website at www.ceragon.com